EXHIBIT 99.1

Internet Gold Announced Update in Transaction Documents Received from Searchlight

Ramat Gan, Israel – June 13, 2019 - Internet Gold - Golden Lines Ltd. (the “Company” or “Internet Gold”) (NASDAQ Global Select Market and TASE: IGLD) today announced that following the Company’s report from June 12, 2019, the Company received updated transaction documents, as submitted to the U.S. Securities and Exchange Commission on Form 6K as exhibits 99.2, 99.3 and 99.4 (the “Attached Documents”).

The Attached Documents includes certain amendments, mainly a change in the definition of “Subscription Price Per Share”, which were updated to: “to be the lesser of (i) NIS 4.80, and (ii) a 25% discount on the volume-weighted average closing price per share of Ordinary Share on the TASE over the preceding thirty (30) trading days from the trading day immediately prior to the date of this Agreement”.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company whose principal asset is a 51.95% stake in B Communications Ltd., the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, the leading communications group in Israel. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Yuval Snir– IR Manager

yuval@igld.com / Tel: +972-3-924-0000